Filed by First Majestic Silver Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gatos Silver,Inc. (Commission File No. 001-39649) Corporate Presentation September 2024 TSX | AG NYSE | AG FSE | FMV

CAUTIONARY DISCLAIMER Certain statements contained herein regarding First Majestic Silver Corp. (the “Company”) and its operations constitute discussed in the section entitled Description of the Business - Risk Factors in the Company’s Annual Information Form for the “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of year ended December 31, 2023, available on www.sedarplus.ca, and as an exhibit to its most recently filed Form 40-F on file with the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such the United States Securities and Exchange Commission in Washington, D.C., which is available on EDGAR at sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, www.sec.gov/edgar or on First Majestic’s website. Although the Company has attempted to identify important factors that “forward-looking statements”). These statements relate to future events or the future performance, business prospects or could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors opportunities for First Majestic that are based on forecasts of future results, estimates of amounts not yet determinable and that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in assumptions of management of First Majestic made in good faith in light of management’s experience and perceptions of these forward-looking statements are reasonable, however there can be no assurance that such statements will prove to be historical trends, current conditions and expected future developments. Forward-looking statements include, but are not accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, limited to, statements with respect to: closing of the transaction (the “Transaction”) with Gatos Silver, Inc. (“Gatos”) and the readers should not place undue reliance on forward-looking statements. These statements speak only as of the date hereof. terms and timing related thereto, expected free cash flow from Gatos, expected value creation for shareholders, the future The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except price of silver and other metals, the global supply and market for precious metals, revenue, the estimation of mineral reserves in accordance with applicable securities laws. and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, life of mine The Company notes that changes in climate conditions could adversely affect the business and operations through shifting estimates, recovery rates, costs of production (including cash costs and all-in sustaining costs), capital expenditures, margin weather patterns, environmental incidents, and extreme weather events. This can include changes in snow and precipitation estimates, costs and timing of the development of new deposits, exploration programs, the timing and payment of dividends, levels, extreme temperatures, changing sea levels and other weather events which can result in frozen conditions, flooding, timing and possible outcomes of pending litigation and tax claims, the market for the Company’s shares and the Company’s droughts, or fires. Such conditions could directly or indirectly impact our operations by affecting the safety of our staff and the ESG score performance. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. communities in which we operate, disrupting safe access to sites, damaging facilities and equipment, disrupting energy and Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance water supply, creating labor and material shortages and can cause supply chain interruptions. There is no assurance that the and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they Company will be able to successfully anticipate, respond to or manage risks associated with severe climate conditions. Any are placed will occur. such disruptions could have an adverse effect on the Company’s operations, production, and financial results. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as plans , expects or does not expect , is expected , budget , scheduled , estimates , forecasts , intends , anticipates or does not Certain Technical Information anticipate , or believes , or variations of such words and phrases or state that certain actions, events or results may , could , Scientific and technical information regarding Gatos, its direct and indirect subsidiaries and affiliates and their respective would , might or will be taken , occur or be achieved . Actual results may vary from forward-looking statements. Forward- businesses and properties are derived from disclosure documents publicly filed by Gatos including Gatos’ Annual Report on looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, Form 10-K for the year ended December 31, 2023, filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such annual report filed with the SEC on May 6, 2024, at www.sec.gov/edgar. (the “Gatos Annual Report”) and the technical such forward looking statements, including but not limited to: satisfaction and waiver of all applicable closing conditions for report entitled “Mineral Resource and Mineral Reserve Update, Los Gatos Joint Venture, Chihuahua Mexico” dated October 20, the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and 2023 (the “Gatos Technical Report”), each of which are available on EDGAR at www.sec.gov/edgar or on SEDAR+ at regulatory approvals or consents and lack of material changes with respect to the Company and Gatos and their respective www.sedarplus.com. The Gatos Technical Report was reviewed on behalf of the Company by Gonzalo Mercado, P.Geo. Internal businesses; the timing of the closing of the Transaction and the failure of the Transaction to close for any reason; the outcome QP for the Company. To the best of the Company’s knowledge, information and belief as of the date hereof there is no new of any legal proceedings; unanticipated difficulties or expenditures relating to the Transaction; risks relating to the value of the material scientific and technical information that would make disclosure of the mineral resources or reserves inaccurate or consideration to be issued in connection with the Transaction; the diversion of management time on pending Transaction- misleading. The Company is not affirming or adopting any statements or reports attributed to Gatos (including prior mineral related issues; risks related to the integration of acquisitions; risks related to international operations; risks related to joint reserve and resource declaration) in this presentation or made by Gatos outside of this presentation. venture operations; fluctuations in security markets; the duration and effects of the COVID-19, and any other pandemics on operations and workforce, and the effects on global economies and society; general economic conditions including inflation Non-GAAP Financial Measures risks; actual results of current exploration activities; actual results of current reclamation activities; reclamation expenses; This presentation includes reference to certain financial measures which are not standardized measures under the Company’s conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; future financial reporting framework. These measures include all-in sustaining costs (or “AISC”) per silver equivalent ounce, cash costs demand for and prices of metals; possible variations in ore reserves, grade or recovery rates; actual performance and possible per silver equivalent ounce and free cash flow. The Company believes that these measures, together with measures failure of plant, equipment or processes to operate as anticipated; availability of sufficient water for operating purposes; determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any the completion of development or construction activities, changes in national and local government, legislation, taxation, standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by controls, regulations and political or economic developments; operating or technical difficulties in connection with mining or other companies. The data is intended to provide additional information and should not be considered in isolation or as a development activities; risks and hazards associated with the business of mineral exploration, development and mining substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company Company’s most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that www.sec.gov/edgar. Information regarding such measures with respect to Gatos, its direct and indirect subsidiaries and may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and affiliates and their respective businesses and properties are derived from disclosure documents publicly filed by Gatos claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and including the Gatos Annual Report. For a complete description of how Gatos calculates such measures with respect to the Los labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, Gatos mine and a reconciliation of certain measures to US GAAP terms, please see “Non-GAAP Measures” in the Gatos Annual permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are Report. The Company is not affirming or adopting any statements or reports attributed to Gatos regarding such measures in mined; the Company’s title to properties, changes in climate conditions and extreme weather events, as well as those factors this presentation or made by Gatos outside of this presentation. 2 TSX | AG NYSE | AG FSE | FMV

CAUTIONARY DISCLAIMER Important Information for Investors and Shareholders about the Transaction and Where to Find It This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This presentation may be deemed to be soliciting material relating to the transaction. In connection with the proposed transaction between First Majestic and Gatos pursuant to the Definitive Agreement and subject to future developments, First Majestic will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that is expected to include a Proxy Statement of Gatos that will also constitute a Prospectus of First Majestic (the “Proxy Statement/Prospectus”) and other documents. First Majestic will also file a management proxy circular in connection with the transaction with applicable Canadian securities regulatory authorities. This presentation is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos may file with the SEC or Canadian securities regulatory authorities in connection with the pending Transaction. Gatos plans to mail to the Gatos stockholders the definitive Proxy Statement/Prospectus in connection with the transaction and First Majestic will deliver its proxy circular to First Majestic shareholders. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available), the filings with the SEC that will be incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders will be able to obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic’s website at www.firstmajestic.com or by contacting First Majestic’s investor relations team. Copies of the documents filed with the SEC by Gatos will be available free of charge on Gatos’s website or by contacting Gatos’ investor relations team. Participants in the Merger Solicitation First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above and other relevant documents when it is filed with the SEC and Canadian securities regulatory authorities in connection with the transaction. Additional information regarding First Majestic’s directors and executive officers is also included in First Majestic’s Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos’s directors and executive officers is also included in Gatos’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos’ 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above. 3 TSX | AG NYSE | AG FSE | FMV

Mine Production Mined Silver Production Vs. Silver Demand Silver is critical due to its unique properties, Current silver to gold 1300 making substitution mine supply ratio 7:1 nearly impossible 1100 900 82% of forecasted annual Silver is the single silver supply is sourced most electrically from mining, 18% is 700 conductive metal sourced from recycling 500 Forecasted annual 2024F demand by usages: 300 silver consumption is 61% industrial fabrication ~1,219M ounces 17% coins & bars compared to annual Source: Metals Focus 17% jewelry 100 mine production of ~ 5% silverware 2014 2016 2018 2020 2022 2024F 824M ounces Mine Production Recycling Silver Demand Source: Metals Focus Source: Metals Focus 4 TSX | AG NYSE | AG FSE | FMV Silver Moz Silver

• Silver is the best-known electrical conductor, best metallic Photovoltaic and Electric Vehicle Silver Demand thermal conductor, and has the highest known reflectivity of 400 any raw material. • These qualities make silver an irreplicable in applications 295 where quality is critical. For example, silver: 300 265 • Serves as electrodes in the most common solar cell types. 185 200 • Is in nearly every electronic system from 157 150 149 134 133 135 telecommunication infrastructure to electric vehicles. • Is a preferred component of reflectors in telescopes and 100 concentrated solar installations. • As we move to a high-tech, low-carbon economy, we will need more technologies that utilize silver. 0 2016 2018 2020 2022 2024F • The International Renewable Energy Agency (IRENA) reports that global energy commitments alone would require an 18- PV Silver Demand EV Silver Demand fold increase in solar deployment between 2018 and 2050. ~35% of total global mined production Source: Metals Focus 5 TSX | AG NYSE | AG FSE | FMV Silver Moz

ABOUT THE COMPANY Multi Leverage Asset Goal to Silver Producer ~50% of revenue from Three doré-producing Become the World’s Largest Silver (50% Gold) underground mines in Mexico Primary Silver Producer North Bullion American Producer Assets First Mint >245,000 Ha of mining Own and produce .999+ claims in two premier bullion at our minting mining jurisdictions – facility, First Mint, LLC Mexico and Nevada 6 TSX | AG NYSE | AG FSE | FMV

Sustainalytics • ESG Risk Rating improved by 39% year over year. High • As of Q2 2024 our score of 30.6 is in the top 40% industry performance. Medium S&P Global Low • 2023 Corporate Sustainability Assessment ESG Negligible score improved to 31, above the Metals & Mining industry average for the first time. ISS ESG • As of Q2 2024, both our environment and social 31 scores are in the top 40% of mining industry 25 performance. 20 17 • We achieved placement in the best 10% for the environment sub-topics of “natural resources” and “waste and toxicity”, as well as the social sub-topics of “Labor, Health and Safety” and Industry Average “Product Safety, Quality, and Brand” 2020 2021 2022 2023 2024E 7 TSX | AG NYSE | AG FSE | FMV Sustainalytics S&P Global Measure of performance Measure of risk

FIRST MAJESTIC SILVER ANNOUNCES AGREEMENT TO ACQUIRE GATOS SILVER IN ALL-SHARE DEAL WORTH ~US$970M • The transaction value is based on the fixed exchange ratio of 2.550 First Majestic Shares per Gatos Share (US$13.49 per share at time of announcement) implying total equity value for Gatos of ~US$970M • The transaction has been approved by the Board of Directors of First Majestic and Gatos • The transaction is anticipated to close in January 2025 and is subject to: • The approval of at least 50%+1 of First Majestic shareholder votes cast and 50%+1 of outstanding Gatos Shares • Receipt of any required regulatory approvals, including clearance from Mexican anti-trust authorities 8 TSX | AG NYSE | AG FSE | FMV

Creating the Leading Intermediate Primary Silver Producer

TRANSACTION HIGHLIGHTS

First Majestic Silver Corp.

1. **Consolidates three world-class, producing silver mining districts in Mexico under one banner**
   - *Cerro Los Gatos (CLG), San Dimas and Santa Elena collectively provide the foundation of a diversified, intermediate primary silver producer*
2. **Enhances production profile with strong margins**
   - *Combined annual production of 30-32 Moz AgEq, including 15-16 Moz Ag at all-in sustaining costs of US$18.00-US$20.00/oz AgEq* (1)
3. **Bolsters free cash flow generation**
   - *Gatos expected to immediately contribute annual free cash flow of ~US$70M to the combined entity* (2)
4. **Leverages a highly experienced combined team with a strong track record of value creation in Mexico**
   - *Over 20 years of experience operating in Mexico, with an emphasis on socially responsible mining, community engagement and value creation*
5. **Maintains peer-leading exposure to silver**
   - *Over 50% of pro forma revenue derived from silver compared to an average of ~30% for intermediate silver producing peers* (3)
6. **Creates a 350,000 ha highly prospective land package which has yielded a history of exploration success**
   - *Cerro Los Gatos contributes 103,000 ha of unencumbered and underexplored land with significant new discovery potential*
7. **Results in a larger company with a strengthened balance sheet, leading trading liquidity and improved capital markets profile**
   - *Pro forma market cap approaching US$3B, average daily trading liquidity of ~US$49M, and well-positioned to deliver increased shareholder value*
8. **Realizes meaningful synergies**
   - *Corporate cost savings, supply chain and procurement efficiencies, cross-pollination of expertise, and acceleration/optimization of internal projects and exploration programs all expected to deliver meaningful value creation for all shareholders*

Source: Capital IQ, Corporate disclosure
(1) Based on First Majestic and Gatos 2024 production guidance, adjusted for First Majestic metal price assumptions and shown on an attributable basis. All-in-sustaining costs or "AISC" are non-GAAP measures. For further information regarding such measures please refer to each companies' respective separate public disclosure. (2) Based on analyst consensus estimates for 2024. Free cash flow is a non-GAAP measure. For further information regarding such measure please refer to each companies' respective separate public disclosure. (3) Based on mid-point of silver production guidance divided by silver equivalent production guidance.

TSX | AG NYSE | AG FSE | FMV

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Creating the Leading Intermediate Primary Silver Producer

TRANSACTION SUMMARY

First Majestic Silver Corp.

PROPOSED TRANSACTION	• First Majestic to acquire all of the issued and outstanding common shares of Gatos
CONSIDERATION	• Fixed exchange ratio of 2.550 First Majestic Shares per Gatos Share • Represents an offer price of US$13.49 per Gatos Share, which implies a premium of 16% based on the closing prices of the First Majestic Shares and Gatos Shares on the NYSE on September 4, 2024, a premium of 16% based on each company's 20-day VWAP ending September 4, 2024 • Implies a total equity value for Gatos of approximately US$970M
OWNERSHIP	• Pro forma ownership of 62% for current First Majestic shareholders and 38% for current Gatos shareholders • The Electrum Group LLC will own approximately 12% of the pro forma entity
SHAREHOLDER SUPPORT AGREEMENTS	• Directors and officers of each of First Majestic and Gatos have agreed to vote their shares in favour of the Proposed Transaction • The Electrum Group LLC has entered into a voting support agreement, representing approximately 32% of Gatos Shares
DEAL PROTECTION	• Customary non-solicitation provisions, subject to "fiduciary out" in the event of a "superior proposal" and "intervening event" • Right to match any Superior Proposal (four business days, reduced to two business days for amended offers) • Termination fees of US$46M payable by First Majestic and US$28M payable by Gatos in certain circumstances
APPROVALS AND KEY CONDITIONS	• Transaction has been approved by the boards of First Majestic and Gatos • Subject to approval of at least 50%+1 of First Majestic shareholder votes cast and 50%+1 of outstanding Gatos Shares • Receipt of any required regulatory approvals, including clearance from Mexican anti-trust authorities • No material adverse change
PROPOSED TIMING	• Shareholder meetings expected to be held before the end of 2024 • Closing expected in calendar Q1 2025 (Outside Date of April 30, 2025)

Source: Bloomberg, Capital IQ, Corporate disclosure

TSX | AG NYSE | AG FSE | FMV

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Transaction Benefits to Shareholders Benefits to First Majestic Shareholders Adds a third cornerstone, long-life, low-cost, producing underground mine with exploration potential to the First Majestic portfolio (1) Bolsters anticipated annual attributable production by approximately 6 Moz Ag and 9 Moz AgEq Cerro Los Gatos generates significant free cash flow and enhances portfolio diversification Accretive on all key metrics including NAV, cash flow, production, and Mineral Reserves to First Majestic shareholders Builds upon First Majestic's strengths in Mexico and underground mining expertise Enhances scale and capital markets presence, and solidifies position as an intermediate primary silver producer Adds concessions covering approximately 103,000 hectares of unencumbered (no material royalties or streams) land at Cerro Los Gatos, with significant exploration potential and supported by a large base of Mineral Reserves and Resources 11 Source: Corporate disclosure TSX | AG NYSE | AG FSE | FMV (1) Cerro Los Gatos production estimates based on 2024 guidance

THREE WORLD-CLASS SILVER Producing Assets Cerro Los Gatos (70%) Ag Au Zn Pb Cu Chihuahua, Mexico MINING DISTRICTS WITH A (1)(2) 2024E Production: 13.5 – 15.0 Moz AgEq MASSIVE 350,000-HECTARE (2) 2024E AISC: US$14.00 – $16.00 / oz AgEq LAND PACKAGE La Encantada Ag Coahuila, Mexico 2024E Production: 2.4 – 2.5 Moz AgEq 2024E AISC: US$26.17 – $27.18 / oz AgEq Del Toro Ag Zacatecas, Mexico Care & Maintenance British Columbia, Canada Durango Santa Elena Ag Au Sonora, Mexico 2024E Production: 9.2 – 9.6 Moz AgEq 2024E AISC: US$15.25 – $15.64 / oz AgEq Mexico City First Mint Facility Ag Au San Dimas Nevada, USA Durango, Mexico 2024E Production: 9.8 – 10.4 Moz AgEq Ag San Martin Jerritt Canyon Au 2024E AISC: US$18.69 – $19.45 / oz AgEq Jalisco, Mexico Nevada, USA Care & Maintenance Care & Maintenance Source: Corporate disclosure 12 TSX | AG NYSE | AG FSE | FMV (1) (2) Cerro Los Gatos production shown on a 100% basis. Cerro Los Gatos production and AISC estimates based on 2024 guidance

CERRO LOS GATOS

A TIER 1 SILVER MINE WITH ROBUST EXPLORATION UPSIDE

FIRST MAJESTIC SILVER CORP.



- CLG is a sizeable, low-cost producing silver asset with robust exploration and development potential, operating since 2019
  - Key position in an established silver district
- Over 103,000 hectares of mineral rights in Chihuahua State, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones
- 70% owned district, with modern, mechanized underground operation
  - Strong JV partner, Japan's Dowa Metals & Mining Co., Ltd (30%)

Asset Key Stats

OWNERSHIP	▪ 70% Gatos | 30% Dowa Metals & Mining
MINE TYPE	▪ Underground
SILVER PURITY	▪ 64%[1]
THROUGHPUT	▪ Ramping up to +3,500 tpd
MINE LIFE	▪ 7 years based on currently defined Reserves with significant opportunities to extend mine life
2024 GUIDANCE PRODUCTION	▪ 13.5 – 15.0 Moz AgEq (8.4 – 9.2 Moz Ag)[2]
2024 GUIDANCE AISC	▪ US$14.00 - $16.00/oz AgEq
PRODUCES	▪ High Ag-bearing Pb and Zn Concentrates

Production Stats (Actual – 100% Basis)

	FULL YEAR 2023	Q1 2024	Q2 2024
AG PRODUCTION (MOZ)	9.2 Moz	2.4 Moz	2.3 Moz
AGEQ PRODUCTION (MOZ)	14.3 Moz	3.7 Moz	3.9 Moz
AISC (US$/OZ)	$15.51	$14.36	$15.26

TSX | AG NYSE | AG FSE | FMV

Source: Corporate disclosure
[1] Calculated as 2023 Ag production as a % of 2023 AgEq production. [2] Shown on a 100% basis

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CERRO LOS GATOS

LARGE SCALE, LOW-COST AND HIGH-MARGIN

FIRST MAJESTIC SILVER CORP.

CLG is One of the Largest Primary Silver Mines Globally



2023A AgEq Production (Moz)
2023A Ag Production (Moz)
23.5
12.1
Saucito (Fresnillo)
23.3
16.8
Juanicipio (56% Fresnillo / 44% MAG)
23.0
12.8
Fresnillo (Fresnillo)
21.7
9.7
Greens Creek (Hecla)
19.1
13.3
San Julian (Fresnillo)
14.4
6.6
Palmarejo (Coeur)
14.3
9.2
CLG (70% Gatos / 30% Dowa)
12.8
6.4
San Dimas (First Majestic)
11.9
9.7
Pirquitas (SSR)
10.3
5.7
Las Chispas (SilverCrest)
9.6
1.2
Santa Elena (First Majestic)

Comparative Advantages of CLG

- High-grade primary silver deposit with substantial by-products
- Deposit geometry and vein width allows for efficient, mechanized mining methods
- Modern, well-capitalized mine, mill and surface facilities
- Proven operating team that continues to optimize the asset and elevate targets
- Attractive AISC versus comparable primary silver operations
- Stable free cash flow generation
- Significant asset upside and district potential

CLG is One of the Lowest-Cost Silver Mines Currently in Operation

2023 By-Product AISC[1] (US$/oz Ag)



$25
$20
$15
$10
$5
--
Peer High
Peer Average
$11.33
$8.42
4 Peers (2)
Gatos
Gatos (H1'24)

2023 Co-Product AISC [1] (US$/oz AgEq)



$25
$20
$15
$10
$5
--
Peer High
Peer Average
$15.51
$14.73
3 Peers (3)
Gatos
Gatos (H1'24)

TSX | AG NYSE | AG FSE | FMV

Source: Capital IQ, Corporate disclosure

[1] Peer AISC figures are based on full-year 2023 reporting; peer costs include both silver and gold operations to reflect the cost base of the operating portfolios. [2] Peers reporting on a by-product AISC basis include Hecla, Coeur, MAG and Endeavour Silver. [3] Peers reporting on a co-product AISC basis include First Majestic (pre-transaction), Fresnillo, and SilverCrest

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(1) (3) % of Revenue from Silver (2024E) Gross Margins (H1 2024A) Sector Top of peer set on leading silver gross margins purity (2) (4) Silver and Silver-Equivalent Production (2024E) Free Cash Flow (2025E) Ag Production (Moz) AgEq Production (Moz) Up-tiers on Significant FCF silver generation production Source: Capital IQ, Corporate disclosure (1) (2) (3) 15 Mid-point of silver production guidance divided by silver equivalent production guidance. Based on latest management guidance. Calculated as Cost of Sales as a % of Revenue from respective TSX | AG NYSE | AG FSE | FMV (4) peer income statements, before depreciation. Based on analyst consensus

Silver Oz (M) Gold Oz (k) Silver Eqv Oz (M) Cash Cost AISC Silver Operations: ($ per AgEq oz) ($ per AgEq oz) Santa Elena, Mexico 1.3 – 1.4 94 – 99 9.2 – 9.6 12.45 – 12.73 15.25 – 15.64 San Dimas, Mexico 5.2 – 5.5 56 – 59 9.8 – 10.4 14.17– 14.69 18.69 – 19.45 La Encantada, Mexico 2.4 – 2.5 – 2.4 – 2.5 21.52 – 22.26 26.17 – 27.18 Operations Total: 8.9 – 9.5 150 – 158 21.4 – 22.6 14.25 – 14.68 19.73 – 20.45 Corporate: ($ per AgEq oz) ($ per AgEq oz) Corporate Charges – – – – 0.63 – 0.67 Total Production ($ per AgEq oz) ($ per AgEq oz) Consolidated 8.9 – 9.5 150 – 158 21.4 – 22.6 14.25 – 14.68 20.36 – 21.11 • Certain amounts shown may not add exactly to the total amount due to rounding differences. • Metal price & FX assumptions for calculating equivalents are silver: $28.00/oz, gold: $2,300.00/oz, 18.25:1 MXN:USD. 16 TSX | AG NYSE | AG FSE | FMV

First Majestic’s Capital Expenditures 2024E Capex Breakdown Budget $250 $230 $220 U/G Development $74M Exploration $37M $200 PP&E $22M $141 Corporate Projects $3M $136 $150 $125 $124 TOTAL $136M $107 $100 + $50 $0 2018 2019 2020 2021 2022 2023 2024E 17 TSX | AG NYSE | AG FSE | FMV Capital Expenditures (USD $M) $50M $86M Sustaining Expansionary

2024E Operational Guidance Mill Throughput: 2,650 tpd 9.2M – 9.6M AgEq oz Production: (1.3M – 1.4M Ag oz + 94K - 99K Au oz ) AISC: $15.25 – $15.64 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 376,947 355,205 142,037 1,176,591 • Continued strong metallurgical recoveries due to the operational optimization of the new dual circuit plant Silver eqv. production (oz) 2,580,497 2,280,739 1,788,596 9,571,792 • Exploration drilling focused in the search of a new mineralized Silver grade (g/t) 69 72 39 64 vein Gold grade (g/t) 3.52 3.16 3.12 3.77 • Upgraded the LNG facility to 24MW (from 12MW) to power the Ermitaño mine and dual-circuit processing plant Cash costs / oz ($US) $12.25 $12.13 $14.45 $11.87 • Certified ISO 9001 Assay Lab on site, increasing reliability as well All-in Sustaining cost / oz ($US) $15.07 $14.70 $18.00 $14.83 as reducing costs and allowing for faster assay turnaround times 18 TSX | AG NYSE | AG FSE | FMV

Exploration Upside • Large land package of • Currently drilling multiple Las Chispas mining claims covering prospective veins within a 102,244 hectares 10km radius of the processing plant and • New discovery made at drilling at Los Hernandez P&P: 38.2M AgEq oz @ 468 g/t AgEq Ermitaño in late 2016 M&I: 52.0M AgEq oz @ 564g/t AgEq Inferred: 41.2M AgEq oz @ 449 g/t AgEq Santa Elena Processing Plant Vein outcropping at Ermitaño 19 TSX | AG NYSE | AG FSE | FMV

DRILLING FOCUSED ON TESTING CONTINUITY, EXTENT & GRADE OF NAVIDAD’S MINERALIZATION IN H2 2024 Ermitaño-Navidad Ermitaño-Splay Ermitaño-Luna Ermitaño-Central W E Mined YE 2023 The Navidad Vein System: New High-Grade Gold and Silver Discovery EW-23-364 8.15 g/t Au and 427 g/t Ag (July 2024) over 4.78 m (1079 AgEq) OPEN EW-24-368 54.93 g/t Au and 399 g/t Ag EW-24-370 EW-24-367 over 1.82 m (4794 AgEq) (No vein) 10.13 g/t Au and 86 g/t Ag over 4.42 m (896 AgEq) EW-23-366 1.4 g/t Au and 124 g/t Ag EW-24-371 EW-24-374 over 2.85 m (236 AgEq) EW-24-372 EW-24-373 EW-23-360 EW-23-359 3.48 g/t Au and 74 g/t Ag 3.27 g/t Au and 39 g/t Ag over 2.39 m (353 AgEq) over 2.46 m (301 AgEq) • See Appendix Tables on Slide 32 for select Ermitaño-Navidad significant intercept details 20 TSX | AG NYSE | AG FSE | FMV

2024E Operational Guidance Mill Throughput: 2,300 tpd 9.8M – 10.4M AgEq oz Production: (5.2M – 5.5M Ag oz + 56K – 59K Au oz) AISC: $18.69 – $19.45 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 1,141,906 1,163,792 1,690,831 6,355,308 • Over 50% of the power requirements provided by environmentally clean, low-cost hydroelectric power Silver eqv. production (oz) 2,114,072 2,364,875 3,372,418 12,789,920 • Focused on improvements in dilution control from long hole Silver grade (g/t) 210 220 245 240 stoping and cut and fill in order to increase head grades • 2024 exploration budget is the largest since asset Gold grade (g/t) 2.15 2.45 2.92 2.85 acquisition. The focus is on the West Block“, where several Cash costs / oz ($US) $16.66 $15.81 $12.07 $12.51 of the districts most prominent producers are trending in this direction All-in Sustaining cost / oz ($US) $21.78 $20.49 $15.89 $16.48 21 TSX | AG NYSE | AG FSE | FMV

2024 Exploration Highlights: • First reported mining in the • Considered to be one of the • PE24_309: 10.87 g/t Au and 1,034 g/t San Dimas district in 1757 – most significant precious Ag over 7.88m over 250 years ago metal mining districts in • SIN24_092: 39.28 g/t Au and 1,905 g/t Ag over 1.76m. Mexico • Historic district production estimated at 11.1M Au oz & • Land package of mining 756M Ag oz claims covering 71,867 hectares • Over 500km of underground development Processing Mill Current Mining & Development Areas 22 TSX | AG NYSE | AG FSE | FMV

2024E Operational Guidance Mill Throughput: 2,715 tpd Production: 2.4M – 2.5M Ag oz AISC: $26.17 – $27.18 Produces: 100% Doré QUARTER END Full Year 2023 Q2 2024 Q1 2024 Q2 2023 Silver production (oz) 585,329 456,179 800,543 2,718,856 • Natural gas generators currently supplying 90% of power requirements Silver eqv. production (oz) 589,060 459,110 806,789 2,745,622 • Optimizing costs and improving efficiencies Silver grade (g/t) 129 123 127 121 • Ramping up throughput at the mill to budgeted rates in Cash costs / oz ($US) $23.69 $25.22 $16.90 $20.05 H2 2024 All-in Sustaining cost / oz ($US) $27.87 $31.64 $19.83 $24.28 23 TSX | AG NYSE | AG FSE | FMV

• Located in Elko County, Nevada, U.S.A. • Underground mining operations temporarily suspended in March 2023 • Focused on new regional discoveries across the large 30,821- hectare (119 square mile) land package; ~$10M 2024 exploration budget • Current known Measured & Indicated resources of 1.83M oz contained (10,918K tonnes @ 5.2 g/t Au) & Inferred resources of 1.91M oz contained (12,427K tonnes @ 4.8 g/t Au) • Processing facility contains one of only three Roasters in the State of Nevada • Analyzing the optimization of bulk mining and cost-effective mining methods • Continuing modernization of the open-air processing plant to better withstand severe weather conditions 24 TSX | AG NYSE | AG FSE | FMV

Future Exploration Will Focus Below the Upper Plate

First Majestic Silver Corp.

- Detailed surface mapping and rock chip sampling (2023)
- Geophysics:
  - Seismic 2023
  - Induced Polarization 2024
- ~$10M exploration campaign commenced in July 2024

Only ~15% of Jerritt Canyon's claims have been explored to date



Geologic Map
All Drilling >3 g/t Au
Drill Collars
Upper Plate
Lower Plate
Au >3gpt

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25

FIRST, WE MINE. THEN WE MINT. • Located in Nevada, U.S.A. • Commenced producing bullion in Q1 2024 • Production led by industry veterans with over 20 years of experience working at two of the largest mints in North America • High efficiency production allows the mint to produce over 10% of the Company’s production from our Mexican operations • Eliminating the middleman by vertically integrating the minting process and controlling the supply chain while capitalizing on the strong investment demand for physical silver and above average premiums • State-of-the-art machines require less electricity and release no gas emissions compared to the traditional minting processes 26 TSX | AG NYSE | AG FSE | FMV

• Closing and integrating Gatos Silver into the First Majestic portfolio • Ongoing exploration activities, mine plan optimization and processing plant improvements planned at Jerritt Canyon • Continued improvements in metallurgical recoveries through implementation of fine grinding and other R&D • Over 210,000 m of exploration planned in 2024 - West, Central & Sinaloa blocks, Los Hernandez, Ermitaño, Navidad & Jerritt Canyon • Santa Elena’s new high-grade discovery, Navidad (July 30, 2024): • EW-24-364: 8.2 g/t Au and 427 g/t Ag over 4.78 m Santa Elena’s 24MW LNG Power Plant • EW-24-370: 10.1 g/t Au and 86 g/t Ag over 4.42 m • Higher Silver Prices!! 27 TSX | AG NYSE | AG FSE | FMV

Available Liquidity • $269.7M cash on hand, including $117.5M of Restricted Cash • Total Working Capital of $229.9M inclusive of $58.4M of Marketable Securities, including: • 5% interest in Metalla Royalty & Streaming • 45% interest in Sierra Madre Gold & Silver Revolving • 36% interest in Silver Storm Mining Credit • Revolving Credit Facility of $175.0M ($124.6M undrawn) Working Available Facility • Senior Convertible Debenture @ 0.375% in the amount of Capital Liquidity (Undrawn) $204.2M $171.5M $124.6M $354.5M Marketable Securities $58.4M The above liquidity is exclusive of • All amounts shown are in US dollars $117.5 million in restricted cash. • As of 06/30/24 28 TSX | AG NYSE | AG FSE | FMV

Capital Structure Research Coverage Bank of Montreal Scotiabank Market Capitalization: $1.45B USD / $1.97B CDN Cormark Securities Shares Outstanding: 298M (FD 308M) Toronto Dominion 3M Avg. Daily Volume (NYSE & TSX): 7.1M Shares; ~$41M daily liquidity H.C. Wainwright National Bank Financial Share Price: $5.17 USD / $7.02 CDN TheGoldAdvisor.com 52 Week Low/High: $4.17 / $8.42 | $5.67 CDN / $11.58 CDN • As of 09/11/24 *All amounts are in U.S. dollars unless stated otherwise. 2% Top Shareholders % S/O Van Eck (GDXJ & GDX) 9.6% The Vanguard Group 3.6% 39% Mirae Asset Global Investments 2.7% 59% Tidal Investments LLC 2.0% ETF Managers Group 1.9% Keith Neumeyer (President & CEO) 1.4% Dimensional Fund Advisors 1.1% Citadel Advisors 0.7% Voloridge Investment Management 0.7% IPConcept Luxemburg SA 0.7% Institutional Retail Insiders Management • As of 09/11/24 29 TSX | AG NYSE | AG FSE | FMV

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s revenues. The Q2 2024 cash dividend of $0.0046 per share was paid to holders of record of First Majestic as of the close of business on August 16, 2024, and was distributed on or about August 30, 2024. 30 TSX | AG NYSE | AG FSE | FMV

1. Silver is real money 6. Silver inventories are falling 2. Physical silver is a hard asset 7. Industrial use is growing 3. Silver is relatively inexpensive 8. New supply is falling 4. Silver isn’t just cheaper to buy, but it can be more practical when you need 9. World demand is growing to sell, too 5. Silver outperforms gold in bull markets 10. The gold/silver ratio favors silver 31 TSX | AG NYSE | AG FSE | FMV

Del Toro Silver Mine San Martin Silver Mine • Located in Jalisco, Mexico • Located in Zacatecas, Mexico • 100% Silver/Gold doré producer • Property consists of 70 mining claims • Property consists of 33 mining claims covering 2,159 hectares within 38,512 hectares • 1,000 tpd flotation circuit capable of • 1,300 tpd cyanidation mill producing lead-silver and zinc concentrates Production Since 2013 Production Since 2006 Silver 10.2 Moz Silver 18.5 Moz Gold 2 Koz Lead 109 Mlbs Gold 39 Koz Zinc 2 Mlbs 32 TSX | AG NYSE | AG FSE | FMV

• The Company has brought two arbitration proceedings against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violating its international law obligations • The first proceeding commenced in August 2021 and relates to a September 2020 decision by the Federal Court in Mexico to retroactively nullify an Advance Pricing Agreement (“APA”) that the Company had entered into with the Mexican tax authority, Servicio de Administración Tributaria ( SAT ), in October 2012, with respect to metal sales from the San Dimas mine Background • The second NAFTA proceeding commenced in July 2023 and relates to the denial of access to certain VAT refunds • In addition to the arbitration challenges at the international-law level, the Company is also challenging the decision of the Federal Court domestically through the Mexican court system • The Company remains confident with respect to the validity of the APA and in its position with regards to its two NAFTA claims and continues to engage with Our Position the Government of Mexico in consultation discussions so as to amicably resolve both claims • In February 2024, Mexico filed a request to consolidate the two arbitration proceedings (Consolidation Request”). A 3-person tribunal has been established to decide whether the two proceedings should be consolidated into one, and we expect the tribunal to issue a decision on the Consolidation Request in Q4 2024 Legal Updates • For further details regarding the above, please see the section entitled “Primero Tax Rulings” in our Q1 2024 Interim MD&A 33 TSX | AG NYSE | AG FSE | FMV

• In July 2020, entered into a silver stream agreement to purchase 50% of the silver produced from the Springpole Project, located in Ontario, Canada • Ongoing cash payments of 33% of the silver spot price per ounce, up to a maximum of $7.50 per ounce • Total consideration of $22.5 million in cash and shares over three milestone payments • Approximately 18.1 million payable ounces of silver expected to be produced over the life of mine (50% payable to FMSC) Springpole Project • Provides significant upside potential to higher silver prices • Substantial exploration upside on large land holdings of over 70,000 hectares 34 TSX | AG NYSE | AG FSE | FMV

Reserves

FIRST MAJESTIC SILVER CORP.

PROVEN AND PROBABLE MINERAL RESERVE ESTIMATES, WITH AN EFFECTIVE DATE OF DECEMBER 31, 2023

Mine	Category	Mineral Type	Tonnage k tonnes	Grades Ag (g/t)	Grades Au (g/t)	Grades Ag-Eq (g/t)	Metal Content Ag (k Oz)	Metal Content Au (k Oz)	Metal Content Ag-Eq (k Oz)
SAN DIMAS									
	Proven (UG)	Sulphides	1,972	265	3.47	556	16,780	220	35,270
	Probable (UG)	Sulphides	1,663	254	2.69	480	13,580	144	25,640
	Total Proven and Probable (UG)	**Sulphides**	**3,635**	**260**	**3.11**	**521**	**30,360**	**364**	**60,910**
SANTA ELENA									
	Proven (UG - Ermitano)	Sulphides	590	78	3.87	548	1,473	73	10,386
	Proven (UG - Santa Elena)	Sulphides	164	140	1.54	267	735	8	1,408
	Probable (UG - Ermitano)	Sulphides	2,086	65	2.87	414	4,367	193	27,774
	Probable (UG - Santa Elena)	Sulphides	679	167	1.30	275	3,636	28	5,996
	Probable (Pad)	Oxides	325	25	0.39	65	266	4	677
	Total Proven and Probable (UG+Pad)	**Oxides + Sulphides**	**3,843**	**85**	**2.48**	**374**	**10,478**	**307**	**46,241**
LA ENCANTADA									
	Probable (UG)	Oxides	3,675	130	-	130	15,321	-	15,321
	Total Probable (UG)	**Oxides**	**3,675**	**130**	**-**	**130**	**15,321**	**-**	**15,321**
Consolidated FMS									
	Proven (UG)	**All mineral types**	**2,726**	**217**	**3.44**	**537**	**18,988**	**302**	**47,064**
	Probable (UG)	**All mineral types**	**8,428**	**137**	**1.36**	**278**	**37,171**	**369**	**75,409**
	Total Proven and Probable	**All mineral types**	**11,153**	**157**	**1.87**	**342**	**56,159**	**671**	**122,472**

1. Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
2. The Mineral Reserve statement provided in the table above has an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.
3. The Mineral Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic, who is a Qualified Person under NI 43-101.
4. The Mineral Reserves were estimated from the M&I portions of the Mineral Resource estimates. Inferred Mineral Resources were not considered to be converted into Mineral Reserve estimates.
5. AgEq is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
   a) The AgEq grade formula used was: AgEq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).
   b) Metal prices considered for Mineral Reserve estimates were $22.5/oz Ag and $1,850/oz Au for all sites.
   c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the AIF.
6. A two-step constraining approach has been implemented to estimate Mineral Reserves for each mining method in use: A General Cut-Off Grade ("GC") was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental Cut-Off Grade ("IC") was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.
7. The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.
8. Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.
9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.
10. Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.
11. The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

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35

MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES FOR THE MATERIAL PROPERTIES, WITH AN EFFECTIVE OF DECEMBER 31, 2023 Mine / Project Mineral Tonnage Grades Metal Content 1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose Category / Area Type k tonnes Ag (g/t) Au (g/t) Ag-Eq (g/t) Ag (k Oz) Au (k Oz) Ag-Eq (k Oz) definitions are incorporated by reference into NI 43-101. 2. The Mineral Resource estimates provided above have an effective date of MATERIAL PROPERTIES December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024. 3. The Mineral Resource estimates were prepared by the Company’s Internal SAN DIMAS QPs, who have the appropriate relevant qualifications, and experience in Measured (UG) Sulphides 2,124 449 5.92 942 30,640 404 6 4,340 geology and resource estimation. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Indicated (UG) Sulphides 1,821 353 3 .80 671 20,680 223 39,260 Internal QP for First Majestic, who is a Qualified Person under NI 43-101. 4. Sample data was collected through a cut-off date of December 31, 2023 for Total Measured and Indicated (UG) Sulphides 3,945 405 4.94 817 5 1,320 627 1 03,600 the material properties except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024. All properties account for relevant SANTA ELENA technical information and mining depletion through December 31, 2023. Measured Ermitano (UG) Sulphides 612 81 4 .38 613 1,600 86 1 2,060 5. Metal prices considered for Mineral Resource estimates were $24.5/oz Ag and $2,000/oz Au. Measured Santa Elena (UG) Sulphides 387 152 1 .72 295 1,890 21 3,670 6. Silver-equivalent grade is estimated considering: metal price assumptions, Indicated Ermitano (UG) Sulphides 2,306 71 3 .45 489 5,260 256 3 6,280 metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation Indicated Santa Elena (UG) Sulphides 1,384 163 1.52 290 7,250 68 1 2,890 details are listed in each mine section of the AIF. Indicated (Leach Pad) Oxides Spent Ore 337 25 0 .39 64 270 4 690 7. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are Total Measured and Indicated (UG+Pad) All Mineral Types 5 ,026 101 2.69 406 16,280 435 65,590 listed in the applicable section describing each mine section in the AIF. 8. M&I Mineral Resource estimates are inclusive of the Mineral Reserve JERRITT CANYON estimates. 9. Tonnage is expressed in thousands of tonnes; metal content is expressed in Measured (UG) Sulphides 5 ,717 - 5 .25 429 - 966 7 8,850 thousands of ounces. Totals may not add up due to rounding. Indicated (UG) Sulphides 4,490 - 5 .42 442 - 782 63,860 10.The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading Technical Reports Indicated (OP) Sulphides 711 - 3.43 280 - 78 6,400 for Material Properties in the AIF. Total Measured and Indicated (UG and OP) All Mineral Types 10,918 - 5 .20 425 - 1,827 149,110 LA ENCANTADA Indicated (UG) Oxides 3,299 178 - 178 1 8,900 - 18,900 Indicated Tailings Deposit No. 4 Oxides 2,458 119 - 119 9,410 - 9,410 Total Indicated (UG+Tailings) All Mineral Types 5 ,756 153 - 153 28,310 - 28,310 TOTAL MATERIAL PROPERTIES Total Measured (UG) All Mineral Types 8,840 120 5.20 559 34,130 1,478 1 58,920 Total Indicated(UG and OP) All Mineral Types 16,806 114 2 .61 347 6 1,770 1,411 187,690 Total Measured and Indicated (UG and OP) All Mineral Types 25,646 116 3 .50 420 9 5,900 2,888 3 46,610 36 TSX | AG NYSE | AG FSE | FMV

INFERRED MINERAL RESOURCE ESTIMATES FOR THE MATERIAL PROPERTIES, WITH AN EFFECTIVE OF DECEMBER 31, 2023 Mine / Project Mineral Tonnage Grades Metal Content 1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Category / Area Type k tonnes Ag (g/t) Au (g/t) Ag-Eq (g/t) Ag (k Oz) Au (k Oz) Ag-Eq (k Oz) Reserves, whose definitions are incorporated by reference into NI 43-101. MATERIAL PROPERTIES 2. The Mineral Resource estimates provided above have an effective date of December 31, 2023, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024. The Mineral SAN DIMAS Resource estimates were prepared by the Company’s Internal QPs, Inferred Total (UG) Sulphides 3 ,959 306 3 .67 612 3 8,990 467 77,940 who have the appropriate relevant qualifications, and experience in geology and resource estimation. Inferred Total (UG) Sulphides 3,959 306 3.67 612 38,990 467 7 7,940 3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP SANTA ELENA for First Majestic, who is a Qualified Person under NI 43-101. 4. Sample data was collected through a cut-off date of December 31, Inferred Ermitaño (UG) Sulphides 2,049 65 2.34 349 4,280 154 22,970 2023 for the material properties, except for the Santa Elena Leach Inferred Santa Elena (UG) Sulphides 1,340 143 1.55 272 6,160 67 11,700 pad estimate, which has an effective date of March 11, 2024. All properties account for relevant technical information and mining Inferred (Leach Pad) Oxides Spent Ore 50 35 0.66 101 60 1 160 depletion through December 31, 2023. 5. Metal prices considered for Mineral Resource estimates were Inferred Total (UG + Pad) All Mineral Types 3 ,439 95 2.01 315 10,500 222 3 4,840 $24.5/oz Ag and $2,000/oz Au. 6. Silver-equivalent grade is estimated considering metal price JERRITT CANYON assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding Inferred Total (UG) Sulphides 11,565 - 4.89 399 - 1,819 148,490 contract of each mine. Estimation details are listed in each mine Inferred Total (OP) Sulphides 862 - 3.10 253 - 86 7,010 section of the AIF. 7. The cut-off grades and cut-off values used to report Mineral Inferred Total (UG & OP) Sulphides 1 2,427 - 4.77 389 - 1,905 155,500 Resource estimates are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section LA ENCANTADA describing each mine section in the AIF. 8. Tonnage is expressed in thousands of tonnes; metal content is Inferred Total (UG) Oxides 2 ,115 204 - 204 1 3,890 - 13,890 expressed in thousands of ounces. Totals may not add up due to Inferred Tailings Deposit No. 4 Oxides 427 118 - 118 1,620 - 1,620 rounding. 9. The technical reports from which the above-mentioned Inferred Total (UG + Tailings) All Mineral Types 2,542 190 - 190 1 5,510 - 15,510 information for the material properties is derived are cited under the heading Technical Reports for Material Properties in the AIF. Total Inferred Material Properties All Mineral Types 22,367 90 3.61 395 65,000 2,594 283,790 37 TSX | AG NYSE | AG FSE | FMV

MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES FOR THE NON-MATERIAL PROPERTIES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2020 Mine / Project Mineral Tonnage Grades Metal Content Category / Area Type k tonnes Ag (g/t) Au (g/t) Pb (%) Zn (%) Ag-Eq (g/t) Ag (k Oz) Au (k Oz) Pb (M lb) Zn (M lb) Ag-Eq (k Oz) NON-MATERIAL PROPERTIES SAN MARTIN Measured (UG) Oxides 70 221 0 .40 - - 255 500 1 - - 580 Indicated (UG) Oxides 958 277 0.53 - - 321 8,520 16 - - 9,890 Total Measured and Indicated (UG) Oxides 1,028 273 0.52 - - 317 9 ,020 17 - - 1 0,470 DEL TORO Indicated (UG) Sulphides 440 193 0.53 3.52 5.75 414 2,720 7 34.2 55.7 5,850 Indicated (UG) Oxides + Transition 153 226 0 .15 4.97 - 351 1,110 1 16.7 - 1,720 Total Measured and Indicated (UG) All Mineral Types 592 201 0.43 3.90 4.27 398 3,830 8 5 0.9 5 5.7 7 ,570 SUBTOTAL NON-MATERIAL PROPERTIES Total Measured All Mineral Types 70 221 0.40 - - 255 500 1 - - 580 Total Indicated All Mineral Types 1 ,550 248 0.49 1.49 1.63 350 1 2,350 24 5 0.9 55.7 17,460 Total Measured and Indicated All Mineral Types 1,620 247 0.49 1.42 1.56 346 12,850 25 50.9 55.7 18,040 1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101. 2. The Mineral Resource estimates for the other non-material properties were updated December 31, 2020. The estimates were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Gonzalo Mercado, P.Geo. Internal QP for First Majestic. 3. Sample data was collected through a cut-off date of December 31, 2020, for the three non-material properties. 4. Metal prices considered for Mineral Resources estimates of the other three non-material properties on December 31, 2020, were $22.50/oz Ag, $1,850/oz Au, $0.90/lb Pb and $1.05/lb Zn. 5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. 6. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF. 7. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding. 38 TSX | AG NYSE | AG FSE | FMV

INFERRED MINERAL RESOURCE ESTIMATES FOR THE NON-MATERIAL PROPERTIES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2020 Mine / Project Mineral Tonnage Grades Metal Content Category / Area Type k tonnes Ag (g/t) Au (g/t) Pb (%) Zn (%) Ag-Eq (g/t) Ag (k Oz) Au (k Oz) Pb (M lb) Zn (M lb) Ag-Eq (k Oz) NON-MATERIAL PROPERTIES SAN MARTIN Oxides 2,533 226 0.36 - - 256 1 8,400 29 - - 20,870 Inferred Total (UG) Oxides 2,533 226 0.36 - - 256 1 8,400 29 - - 20,870 DEL TORO Inferred (UG) Sulphides 496 185 0.25 3.08 2.73 322 2,950 4 33.7 2 9.8 5,130 Inferred (UG) Oxides + Transition 690 182 0.08 3.74 - 273 4,030 2 56.8 - 6,050 Inferred Total (UG) All Mineral Types 1,186 183 0.15 3.46 1.14 293 6,980 6 90.5 2 9.8 11,180 Total Inferred Non-Material Properties All Mineral Types 3,719 212 0.29 1.10 0 .36 268 2 5,380 35 90.5 2 9.8 32,050 1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101. 2. The Mineral Resource estimates for the other non-material properties were updated December 31, 2020. The estimates were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Gonzalo Mercado, P.Geo., Internal QP for First Majestic. 3. Sample data was collected through a cut-off date of December 31, 2020, for the three non-material properties. 4. Metal prices considered for Mineral Resources estimates of the other three non-material properties on December 31, 2020, were $22.50/oz Ag, $1,850/oz Au, $0.90/lb Pb and $1.05/lb Zn. 5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. 6. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF. 7. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding. 39 TSX | AG NYSE | AG FSE | FMV

APPENDIX TABLES

FIRST MAJESTIC SILVER CORP.

TABLE A – ERMITAÑO SELECT SIGNIFICANT INTERCEPT TABLE

Drillhole	Target	Target Type	Significant Intercept					
			From (m)	To (m)	True length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EW-23-360	HW vein	Resource addition	1234.95	1236.95	1.53	5.83	146	612
EW-23-360	HW vein	Resource addition	1249.50	1251.70	1.91	4.75	68	448
EW-23-360	HW vein	Resource addition	1255.30	1257.85	2.09	4.06	77	402
EW-23-360	Navidad Vein	Resource addition	1263.25	1265.65	2.39	3.48	74	353
EW-24-364	Navidad Vein	Resource addition	1104.35	1109.30	4.78	8.15	427	1079
EW-24-364	Include 1	Resource addition	1104.35	1106.45	2.03	15.67	263	1517
EW-24-364	Include 2	Resource addition	1108.30	1109.30	0.97	1.06	1181	1266
EW-24-366	Navidad Vein	Resource addition	1313.00	1316.15	2.85	1.40	124	236
EW-24-368	Navidad Vein	Resource addition	1140.75	1142.6	1.82	54.93	399	4794
EW-24-368	Include 1	Resource addition	1140.75	1141.8	1.03	75.6	558	6606
EW-24-368	Include 2	Resource addition	1141.8	1142.6	0.79	27.8	191	2415
EW-24-370	HW vein	Resource addition	961.05	961.60	5.75	5.65	46	498
EW-24-370	Navidad vein	Resource addition	1158.10	1162.80	4.42	10.13	86	896

1. All holes are Diamond Drill; AgEq grade = Ag grade (g/t) + [Au grade (g/t)*80].
2. From, To and Length are in metres; true width of the intercept is calculated per drill hole and vein angles.
3. Gold and silver drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade, and a minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution.
4. Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

- First Majestic's drilling programs follow established Quality Assurance / Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.
- Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017). At SGS, gold is analyzed by 30 g or 50 g fire assay atomic absorption finish (GE-FAA30V5, GE-FAA50V5). Results above 10 g/t gold are analyzed by 30 g or 50 g fire assay gravimetric finish (GO-FAG30V, GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 30 g or 50 g fire assay gravimetric finish (GO-FAG37V, GO-FAG57V).

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First Majestic Silver Corp. 1800 - 925 West Georgia Street Vancouver, British Columbia, Canada V6C3L2 Email: info@firstmajestic.com Tel: 604.688.3033 Fax: 604.639.8873 North American Toll-Free: 1.866.529.2807 Bullion Sales Email: customersupport@firstmajestic.com Email: customersupport@firstmint.com